 Exhibit 99.3
CERTIFICATE
(Section 2.20 of National Instrument 54-101)

To:
British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Ontario Securities Commission

Nova Scotia Securities Commission

I, Philip Yee, Chief Financial Officer, VP, Finance and Corporate Secretary of Canagold Resources Ltd. (the “Corporation”), hereby certify that the Corporation is relying on section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101 and that the Corporation has:

(a)
arranged to have proxy-related materials for the Corporation’s annual general meeting of shareholders to be held on Monday, June 21, 2021 (the “Meeting”) to be sent in compliance with National Instrument 54-101 (“NI 54-101”) to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b)
arranged to have carried out all of the requirements of NI 54-101 in addition to those described in subparagraph (a).

DATED as of the 20th day of May, 2021.

CANAGOLD RESOURCES LTD.

By:	/s/ "Philip Yee"
PHILIP YEE
Chief Financial Officer, VP Finance and Corporate Secretary